UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Popular Income Plus Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	Popular Center North Building, Second Level (Fine Arts), 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918

Telephone Number (including area code):	(787) 754-4488

Name and Address of Agent for Service of Process:	Juan O. Guerrero Preston Popular Center North Building, Second Level (Fine Arts), 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒

NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of San Juan, and Commonwealth of Puerto Rico, on the 21st day of May, 2021.

Signature:	Popular Income Plus Fund, Inc.

	By:	/s/ Juan O. Guerrero Preston
Juan O. Guerrero Preston,
President

Attest:	/s/ James R. Gavin
James R. Gavin
Attorney-in-Fact